June 7, 2018

VIA EDGAR & FEDERAL EXPRESS

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 1-08246

Dear Mr. Skinner:

This letter sets forth the responses of Southwestern Energy Company (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2018 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”).  For your convenience, each of the Staff’s comments is reprinted in bold below.  With the Staff’s permission, where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company requests permission to do so in its future filings of the type to which the comment relates.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 3

Proved Undeveloped Reserves, page 8

1.

Footnote 3 to the tabular reconciliation of the changes in the net quantities of your proved undeveloped reserves appears to indicate that the changes from extensions and discoveries that occurred during 2017 are "primarily" associated with the increase in commodity prices.  Additionally, the discussion of the changes provided on page 9 appears to indicate that the line item entry representing additions from extensions and discoveries is the result of an aggregation of several separate and unrelated factors, e.g. "the result of adding new undeveloped locations throughout the year through our successful drilling program, improved operational performance and increased commodity pricing across our portfolio."

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained.  This comment also applies to the disclosure of the changes attributable to extensions and discoveries provided on page 109. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

RESPONSE:  We acknowledge the Staff’s comment, and respectfully submit to the Staff that the Company’s disclosure as to the changes attributed to extension, discoveries and other additions in proved undeveloped reserves for the year ended December 31, 2017 were made in accordance with Item 1203(b) of Regulation S-K and, as such, the Company believes the disclosure regarding changes in proved undeveloped reserves is accurate and materially complete as presented.  The disclosure as presented shows the line item revisions (performance and production, prices) to those quantities of proved undeveloped reserves carried as of December 31, 2016.  However, a portion of the change in proved undeveloped reserves is due to the addition of drilling locations primarily due to the increase in commodity prices and price outlook, as described on page 4 in the Company’s Form 10-K.  As these locations and their associated reserves were not included in the quantities carried as of December 31, 2016, the Company believes these quantities belong with the "Extensions, discoveries and other additions" line item.  The statement on page 9 is consistent with footnote 3 and the disclosure currently in the Company’s Form 10-K regarding "strategic initiatives" and 2017 execution outlined on page 4.  For the year ended December 31, 2017, net extensions, discoveries and other additions in proved undeveloped reserves of 6,829 Bcfe was comprised of 3,910 Bcfe attributable to adding new undeveloped locations throughout the year through the Company’s successful drilling program and 2,919 Bcfe attributable to adding undeveloped locations associated with increased commodity pricing across the Company’s portfolio.  These reserve additions consisted of extensions of proved acreage of previously discovered reservoirs.

Similarly, we respectfully submit to the Staff that the Company’s disclosure as to the changes attributed to extensions, discoveries and other additions in total proved reserves for the periods presented were made in accordance with FASB ASC 932-235-50-5 and, as such, the Company believes the disclosure regarding changes in total proved reserves is materially accurate as presented.  For the year ended December 31, 2017, net extensions, discoveries and other additions in proved reserves of 8,087 Bcfe was comprised of 4,453 Bcfe attributable to adding new developed and undeveloped locations throughout the year through the Company’s successful drilling program and 3,634 Bcfe attributable to developed and undeveloped locations associated with increased commodity pricing across the Company’s portfolio.  For the years ended December 31, 2016 and 2015, net extensions, discoveries and other additions in proved reserves of 282 Bcfe and 592 Bcfe, respectively, were attributable to adding new developed and undeveloped locations throughout the year through the Company’s successful drilling program.

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company will quantify the material individual factors underlying changes in the Company’s proved undeveloped reserves and total proved reserves.

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

2.

Tell us why you include the effect of the changes from improved operational performance and increased commodity pricing as part of the line item for extensions and discoveries rather than separately disclosing such changes under the line items "performance and production revisions" and "price revisions" in the tabular reconciliation presented on page 8.

RESPONSE:  We respectfully submit to the Staff that the Company’s disclosure of the changes attributed to extensions, discoveries and other additions in proved undeveloped reserves for the year ended December 31, 2017 were made in accordance with Item 1203(b) of Regulation S-K and, as such, the Company believes the disclosure regarding changes in proved undeveloped reserves is materially accurate as presented.  The disclosure as presented shows the line item revisions (performance and production, prices) to those quantities of proved undeveloped reserves carried as of December 31, 2016.  However a portion of the change in proved undeveloped reserves is due to the addition of drilling locations primarily due to the increase in commodity prices and price outlook, as described on page 4 in the Company’s Form 10-K.  As these locations and their associated reserves were not included in the quantities carried as of December 31, 2016, the Company believes these quantities belong with the "Extensions, discoveries and other additions" line item.  The statement on page 9 is consistent with footnote 3 and the disclosure currently in the Company’s Form 10-K regarding "strategic initiatives" and 2017 execution outlined on page 4.  As noted in the Company’s response above to the first comment, for the year ended December 31, 2017, net extensions, discoveries and other additions in proved undeveloped reserves of 6,829 Bcfe was comprised of 3,910 Bcfe attributable to adding new undeveloped locations throughout the year through the Company’s successful drilling program and 2,919 Bcfe attributable to adding undeveloped locations associated with increased commodity pricing across the Company’s portfolio.    The Company agrees, however, that in future filings it will not include references to “improved operational performance” and “increased commodity pricing” when referencing the “Extensions, discoveries and other additions” line item.

Properties, page 39

Production, Average Sales Price and Average Production Cost, page 42

3.

Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves.  Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

RESPONSE:  We acknowledge the Staff’s comment, and will add the necessary disclosure of production by product sold, as it applies, in future filings.

At December 31, 2017, the Marcellus Shale comprised 98.9% of the reserves of the Company’s Southwest Appalachia operating area, with the remaining 1.1% associated with the Point Pleasant (Utica) formation.  Due to the immateriality of current Point Pleasant (Utica) production relative to current Marcellus Shale production, the Company will footnote the Southwest Appalachia production volumes to disclose the portion related to the Marcellus Shale in future filings.  The Company will revise the tabular presentation of Southwest Appalachia production for each of the Marcellus Shale,

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

Point Pleasant (Utica) and Upper Devonian formations by final product sold when the reserves from those respective formations reach or exceed 15% of the Company’s total proved reserves.  The Company’s operations in the Fayetteville Shale are considered to be within a single field and stratigraphic condition of the same name.  The Company’s operations in Northeast Appalachia are considered to be within a single field and stratigraphic condition as they are focused exclusively on the Marcellus Shale.

Management’s Discussion and Analysis, page 48

Results of Operations, page 50

4.

You present your discussion of results of operations only on the basis of your segments.  Please revise your disclosure to also include a discussion of your results of operations for the company as a whole. See Item 303(A) of Regulation S-K.

RESPONSE:  We acknowledge the Staff’s comment, and respectfully submit to the Staff that the Company believes its discussion of results of operations for the periods presented are disclosed in such a manner as to be the most meaningful to stakeholders, management and potential investors, and is thus made in accordance with Release No. 33-8350 and Item 303(A) of Regulation S-K.  However, in future filings the Company will identify items that are discussed on a consolidated basis by grouping such items under a common header.

The Company notes that, although Item 303(A) of Regulation S-K states “where in the registrant’s judgment a discussion of segment information … would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment … and on the registrant as a whole,” the Company incorporated the guidance of Release No. 33-8350 in its approach to Management’s Discussion and Analysis (MD&A) disclosures.  This guidance includes the following points:

•	“to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;
•	companies should avoid unnecessary duplicative disclosure that can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters; and
•

in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies' financial condition, liquidity and capital resources, changes in financial condition and results of operations (both in the context of profit and loss and cash flows).”

In an effort to avoid unnecessary duplicative disclosures of Consolidated Statements of Operations information, and to eliminate information that does not promote understanding of the Company’s changes in financial condition and results of operations, the Company discusses certain operating results at the segment level and certain operating results at the consolidated level.  The Company believes that the explanations provided for critical drivers of change between periods at the segment level would be substantially the same when discussed at the consolidated level.  In addition, operating

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

results that are discussed at the segment level can be reconciled back to the Consolidated Statement of Operations through Note 13 to the Consolidated Financial Statements on page 105 of the Company’s 2017 Form 10-K.

In the judgment of the Company, a discussion of the majority of items on the Consolidated Statements of Operations is most meaningful at the segment level, as management reviews the Company’s results of operations in this manner.  The Company’s two primary business segments are defined in the Overview of MD&A, and are Exploration and Production (E&P) and Midstream.  Under Results of Operations in MD&A, the Company makes the following statement:

“The following discussion of our results of operations for our segments is presented before intersegment eliminations.  We evaluate our segments as if they were stand-alone operations and accordingly discuss their results prior to any intersegment eliminations.  Interest expense and income tax expense are discussed on a consolidated basis.”

The Company follows that statement with an in-depth discussion of the E&P and Midstream segment operations.  The Company then discusses key results from our Consolidated Statements of Operations for the Company as a whole.  These items include Restructuring Charges, Interest Expense, Gain (Loss) on Derivatives, Loss on Early Extinguishment of Debt and Income Taxes.  In future filings, the Company will group these consolidated discussion items under a common heading for clarification.

Consolidated Financial Statements, page 68

Notes to Consolidated Financial Statements, page 76

Note 8 – Commitments and Contingencies, page 93

5.

Your discussion of both litigation matters generally and the Arkansas royalty litigation specifically indicates that you believe the matters are not likely to have a material impact.  If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made.  See question 2 to SAB Topic 5-Y.

RESPONSE:  We acknowledge the Staff’s comment, and in our discussion of litigation matters generally will add the following language, as it applies, in future filings:

“It is not possible at this time to estimate the amount of any additional loss, or range of loss, that is reasonably possible.”

In June 2017, the jury returned a verdict in favor of the Company on all counts in Smith v. SEECO, Inc. et al., a class action in the United States District Court for the Eastern District of Arkansas, and the plaintiff class in Smith comprises the vast majority of lessors of lands in Arkansas for which leases permit deductions for these types of costs. That case is currently on appeal.

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

At the time that the Company filed its 2017 Form 10-K and first quarter 2018 Form 10-Q, none of the plaintiffs in the remaining royalty cases had disclosed the specific damages they were seeking.  Since the filing of the 2017 Form 10-K, one of the remaining class actions pending in state court has been dismissed.  The other class action pending in state court is currently set for trial during the third quarter 2018.  Subsequent to the filing of the Company’s first quarter 2018 Form 10-Q, the plaintiff in the sole remaining class action disclosed the claimed damages he seeks on behalf of the class, based on similar legal theories to the ones that the jury rejected in the Smith case.  Discovery regarding these claimed damages in the case is ongoing.  The Company will update its disclosure as necessary in future filings in accordance with SAB Topic 5-Y.

Supplemental Oil and Gas Disclosures, page 107

6.

Tell us the specific policies, procedures and methodologies you use to assess unevaluated properties for possible impairment.  For the unevaluated property acquisition costs incurred prior to 2015, describe for us, in reasonable detail, the planned activities for these properties as of each of the years ended December 31, 2015, December 31, 2016 and December 31, 2017 as well as the quarter ended March 31, 2018.  Explain the nature of and reasons for any changes in the planned activities between these dates.  Additionally, describe the actual activities related to these properties during subsequent periods, and explain the reasons for any differences between planned and actual activities.

RESPONSE:  We acknowledge the Staff’s comment, and respectfully refer the Staff to the Company’s accounting policy for the assessment of unevaluated properties for possible impairment, as discussed in the Critical Accounting Policies section of the Company’s Form 10-K on page 62, which states the following:

“Costs associated with unevaluated properties are excluded from our amortization base until we have evaluated the properties or impairment is indicated.  The costs associated with unevaluated leasehold acreage and related seismic data, wells currently drilling and related capitalized interest are initially excluded from our amortization base.  Leasehold costs are either transferred to our amortization base with the costs of drilling a well on the lease or are assessed at least annually for possible impairment or reduction in value.  Our decision to withhold costs from amortization and the timing of the transfer of those costs into the amortization base involves a significant amount of judgment and may be subject to changes over time based on several factors, including our drilling plans, availability of capital, project economics and drilling results from adjacent acreage.”

Procedures and methodologies

The Company’s unevaluated property balance is created as expenditures occur related to leasehold acquisition and maintenance costs, geological and geophysical costs, well and facilities costs or interest capitalized on these costs for which proved reserves have not yet been associated.  Leasehold acquisition and maintenance costs, geological and geophysical costs and capitalized interest-related

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

unevaluated property balances are grouped either by geographical location or by geological formation.  Well and facilities-related costs are captured at the individual project level.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion and ceiling test calculations.  These unevaluated properties are assessed to ascertain whether impairment has occurred or if proved reserves have been assigned, either of which would result in the evaluation of the property.  The Company’s unevaluated property balance is assessed in accordance with Paragraph (c)(3)(ii) of Regulation S-X Rule 4-10 which states the following:

“The cost of investments in unproved properties and major development projects may be excluded from capitalized costs to be amortized, subject to the following:

(A)

All costs directly associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties, subject to the following conditions:

(1)

Until such a determination is made, the properties shall be assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized.”

The Company analyzes all leasehold acquisition and maintenance costs, geological and geophysical costs and capitalized interest at least semi-annually (June 30 and December 31) for all areas and on a quarterly basis for our more significant operating areas, or as significant operational updates warrant, with review and approval required by appropriate levels of management.  Well and related facility costs are assessed on a quarterly basis based on updates to the well status as producing, plugged or abandoned. Wells included in the unevaluated property balance are also compared to the well listing on the reserve report to determine if the well has associated proved reserves.

The evaluation process includes input from and review by multiple disciplines and involves a significant amount of judgment regarding evaluation (or impairment) based on:

•	Actual results and timing of wells being evaluated for proved reserves or abandonment
•	Future development plans and resources to carry out those plans
•	Lease expirations or property sales
•	Geological information (from internal operations or other operators)

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

•	Historical experience using our cumulative knowledge and experience in an operating area or similar operating area
•	Peer operating activity and results in areas close to our unevaluated properties

In general, management determines an impairment has occurred when one of the following occurs:

(1)

Management decides that it will no longer operationally pursue the development of leases that are currently not expired.  Management generally bases this decision on the fact that the leases and the related reserves are not economical for management to continue to pursue.

(2)	For leases that were previously not impaired, a lease that expires in the current period or management decides to not extend the lease.

When proved reserves are assigned or the property is considered to be impaired, the associated cost of the property or the amount of the impairment is added to the full cost pool and becomes subject to depletion calculations.

Assessment of Unevaluated Property Balance Incurred Prior to 2015

Unevaluated Property Balance Incurred Prior to 2015
As of December 31, 2017
($ in millions of USD)

	Property	Exploration and	Capitalized	Total Unevaluated
Southwest Appalachia	Acquisition Costs	Development Costs	Interest	Property
Marcellus	$193	$–	$–	$193
Point Pleasant (Utica)	965	–	–	965
Upper Devonian	92	–	–	92
Total Southwest Appalachia	1,250	–	–	1,250

Northeast Appalachia
Tioga	12	4	–	16
Lycoming	13	5	–	18
Range	15	2	–	17
Other	3	1	–	4
Total Northeast Appalachia	43	12	–	55

Other	2	2	–	4
Capitalized Interest	–	–	18	18
Total Unevaluated Property Incurred Prior to 2015	$1,295	$14	$18	$1,327

Southwest Appalachia

As noted in the table above, the large majority of the Company’s remaining unevaluated balance as of December 31, 2017 related to property acquisition costs in Southwest Appalachia associated with the December 2014 acquisition of West Virginia oil and gas properties from Chesapeake Energy Corporation.  As part of this acquisition, the portion of the purchase price allocated to the unevaluated

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

oil and gas properties was associated with three different geological formations (the Marcellus Shale, the Point Pleasant (Utica) and the Upper Devonian).

Unevaluated Property Balance Incurred Prior to 2015 by Year

	Southwest Appalachia - Unevaluated Balance by Year
($ in millions of USD)	2014	2015	2016	2017	Evaluated %
Marcellus	$2,050	$1,088	$303	$193	91%
Point Pleasant (Utica)	1,388	1,355	1,019	965	31%
Upper Devonian	169	165	98	92	46%
Unevaluated Balance	$3,607	$2,608	$1,420	$1,250	65%

The table above demonstrates the evaluation and related reduction of the unevaluated property balance for all three formations since the 2014 acquisition.  The evaluation activity primarily relates to the development of the Marcellus Shale and Point Pleasant (Utica) formations, the sale of approximately $1 billion in unevaluated oil and gas properties to Antero Resources Corporation during 2016 and the abandonment/expiration of acreage in all three formations during this time period.

	Southwest Appalachia – Capital Activity
	Capital Investing (1)		Wells to Sales
($ in millions of USD)	Budget (2)	Actual	Budget (2)	Actual
2015	$325	$322	54	47
2016	$175	$130	32	18
2017	$430	$416	59	57
Q1 2018	$157	$166	16	16

(1)	Excludes capitalized interest and other expenses
(2)

Budget represents dollars and wells planned for each of the respective periods as of the beginning of the period except for 2016, which represents the dollars and wells planned for the second half of 2016 once the Company restarted activities.

Marcellus Shale

The table above presents the budgeted and actual capital activity for Southwest Appalachia.  All but six of the wells actually budgeted and drilled in Southwest Appalachia since the acquisition related to the Marcellus Shale formation.  The difference between the number of actual wells to sales and related capital investment dollars as compared to what was budgeted during 2015 primarily relates to challenges encountered relating to the integration of assets acquired in late 2014 into the Company’s overall business.  The difference between the number of actual wells to sales and related capital investment dollars, as compared to what was budgeted during 2016, primarily relates to the Company’s temporary cessation of drilling activities in the first half of 2016 as a result of a challenging commodity price environment and the complexities associated with restarting activities mid-year as commodity prices improved.  As demonstrated in the Unevaluated Property Balance Incurred Prior to 2015 by Year table above, the Company has made significant progress in the development of the Marcellus Shale since its acquisition and has evaluated over 90% of the related unevaluated property balance.  Because the remaining unevaluated acreage in this formation as of December 31, 2017 was within its remaining lease term, the Company has been actively developing this formation since

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

acquisition, and the Company was continuing to assess relevant data and its future development plans for the remaining unevaluated acreage, the Company concluded that it was appropriate to continue to classify these properties as unevaluated as of December 31, 2017.

Point Pleasant (Utica) and Upper Devonian

After the acquisition, the Company’s plan was to capture acreage through primarily focusing on the Marcellus Shale in the first phase of development in Southwest Appalachia.  The early focus was placed on the Marcellus Shale because it had been de-risked and had the best known economics at the time.  In addition, because the Point Pleasant (Utica) and Upper Devonian stratigraphic layers were primarily in the same area, the development of the core area of the Marcellus Shale allowed for the Company to capture acreage in these other formations as well.  These efforts have resulted in the capture of approximately 72% and 81% in the Point Pleasant (Utica) and Upper Devonian formations, respectively, as held by production in the Company’s core area of the Marcellus Shale.  The Company’s initial development plan for the Point Pleasant (Utica) and Upper Devonian formations was to drill delineation wells and acquire seismic and other well-related data during the initial years of operating the Southwest Appalachia acreage.  During 2016, the Company sold approximately  $1 billion in unevaluated oil and gas properties to Antero Resources Corporation,  of which approximately 70%,  25% and 5% related to the Marcellus Shale, Point Pleasant (Utica) and Upper Devonian formations, respectively, resulting in the evaluation of this related acreage.

The Company turned one well to sales in 2015, and budgeted and drilled one well in 2016 and two wells in 2017 in the Point Pleasant (Utica) formation.  In 2018, the Company has drilled three wells in the Upper Devonian.  Since acquisition, a fully dedicated team has been focused on the implementation of a delineation plan for both the Point Pleasant (Utica) and Upper Devonian.  The Company has acquired seismic data and has participated in industry consortiums, executed several well data trades with other operators and continues to evaluate wells that are planned and drilled by other companies.  For example, during the past two years the Company has participated in fourteen data trades with other operators related to wells drilled in these formations allowing the Company to assess actual well data without incurring the significant capital cost to drill these wells.  Additionally, the Company is currently shooting 2D seismic data on these formations, and is in the process of permitting for a  3D seismic study of approximately 200 square miles which includes both formations.  All of these actions demonstrate the Company’s commitment to continued assessment of this unevaluated acreage.

Because the remaining unevaluated acreage in these two formations as of December 31, 2017 was either held by production through the drilling of the Marcellus Shale or was within its remaining lease term and the Company was continuing to assess relevant data and its future plans related to these formations, the Company concluded that it was appropriate to continue to classify these properties as unevaluated as of December 31, 2017.

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

Northeast Appalachia

	Northeast Appalachia – Capital Activity
	Capital Investing (1)		Wells to Sales
($ in millions of USD)	Budget (2)	Actual	Budget (2)	Actual
2015	$476	$489	96	100
2016	$220	$165	35	24
2017	$428	$447	73	83
Q1 2018	$99	$102	15	17

(1)	Excludes capitalized interest and other expenses
(2)

Budget represents dollars and wells planned for each of the respective periods as of the beginning of the period except for 2016, which represents the dollars and wells planned for the second half of 2016 once the Company restarted activities.

The Northeast Appalachia operating area accounts for most of the remaining December 31, 2017 unevaluated property balance incurred prior to 2015.  The unevaluated property in the Northeast Appalachia operating area is associated exclusively with the Marcellus Shale and is captured by geographic area for purposes of the Company’s assessment.  As of December 31, 2017, the largest remaining unevaluated balances related to the Range, Tioga and Lycoming geographic areas.

Range

The Range geographic area has been one of the most active development areas for the Company over the past three years.  During the period from January 2015 through March 2018, the Company budgeted 133 wells in this geographic area and 142 wells were drilled, demonstrating clear intent to develop this acreage.  Because the remaining unevaluated acreage in this geographic area as of December 31, 2017 was within its remaining lease term, the Company has been actively developing this formation, and the Company was continuing to assess relevant data and its future development plans for the remaining unevaluated acreage, the Company concluded that it was appropriate to continue to classify these properties as unevaluated as of December 31, 2017.

Tioga

During 2014, the Company drilled and completed its first delineation well in the Tioga operating area.  During 2015 and the first part of 2016, the industry was experiencing a  challenging commodity pricing environment.  As such, the Company worked during this period to maintain the leases, improve completion designs and overall well economics, and to build well plans in preparation for when commodity pricing improved.  Based on the results of the first delineation well and the work performed during the interim period, the Company drilled a second delineation well in Tioga during 2016.

In addition, during this period the Company continued to assess the unevaluated property in the Tioga geographic area through production flow tests, targeted lease expansion, lease maintenance and lease extension, as well as the addition of compression infrastructure in the southern portion of the acreage in anticipation of plans to develop this acreage.  As a result of this work, the Company began the broader development of Tioga with twelve wells drilled during 2017 and an additional eight wells

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

planned for 2018.  Because the remaining unevaluated acreage in this geographic area as of December 31, 2017 was within its remaining lease term, the Company has been actively assessing data related to and developing this formation, and the Company was continuing to assess relevant data and its future development plans for the remaining unevaluated acreage, the Company concluded that it was appropriate to continue to classify these properties as unevaluated as of December 31, 2017.

Lycoming

Through 2017, twenty-five wells had been drilled by the Company in this geographic area.  Due to these previous drilling efforts, the Company’s acreage position is not in any risk of expiration as these leases are currently held by production.  In addition, the Company has continued to add to its acreage position in northern Lycoming County, which shares a border with the southern portion of the Company’s Tioga County acreage.  Although there are no planned wells for 2018, the Company is continuing to assess this acreage for potential future development through the assessment of available data and the monitoring of other operators’ activity in this geographic area.  Because the remaining unevaluated acreage in this geographic area as of December 31, 2017 was within its remaining lease term, the Company has a history of developing this formation, and the Company was continuing to assess relevant data and its future development plans for the remaining unevaluated acreage, the Company concluded that it was appropriate to continue to classify these properties as unevaluated as of December 31, 2017.

Capitalized Interest

At December 31, 2017, unevaluated property costs included approximately $18 million of capitalized interest associated with the unevaluated properties discussed above.  This amount will be evaluated as the related unevaluated properties are either proven up or impaired in the future.

Natural Gas and Oil Reserve Quantities, page 109

7.

Expand your explanation of the changes in the net quantities of proved reserves resulting from revisions of previous estimates to identify and quantify each factor that contributed to a change in reserves.  To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor, including offsetting factors, so that the change in net reserves between periods is fully explained.  The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.  Refer to FASB ASC 932-235-50-5.

RESPONSE:  We acknowledge the Staff’s comment, and respectfully submit to the Staff that the Company’s disclosure of the changes attributed to revisions of previous estimates in proved reserves for the periods presented were made in accordance with FASB ASC 932-235-50-5 and, as such, the Company believes the disclosure regarding changes in revisions of previous estimates is materially

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

accurate as presented.  However, in future filings the Company will quantify the material individual factors driving its revisions of previous estimates.

For the year ended December 31, 2017, the Company’s net positive revision in proved reserves of 2,332 Bcfe was attributable to positive revisions of 1,691 Bcfe due to higher commodity prices, positive revisions of 655 Bcfe due to well performance and larger completion designs, and negative revisions of 14 Bcfe due to removal of proved undeveloped locations associated with changes in previously adopted development plans.

For the year ended December 31, 2016, the Company’s net negative revision in proved reserves of 354 Bcfe was attributable to negative revisions of 875 Bcfe due to lower commodity prices, negative revisions of 163 Bcfe due to uneconomic proved undeveloped locations and negative revisions of 8 Bcfe due to removal of proved undeveloped locations associated with changes in previously adopted development plans, partially offset by positive revisions of 692 Bcfe due to well performance.

For the year ended December 31, 2015, the Company’s net negative revision in proved reserves of 4,083 Bcfe was attributable to negative revisions of 3,136 Bcfe due to uneconomic proved undeveloped locations, negative revisions of 2,581 Bcfe due to lower commodity prices and negative revisions of 26 Bcfe due to removal of proved undeveloped locations associated with changes in previously adopted development plans, partially offset by positive revisions of 1,660 Bcfe due to well performance.

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company will quantify the material individual factors underlying changes in the Company’s revisions of previous estimates.

The Company believes the foregoing fairly responds to the Staff’s questions in its letter dated May 23, 2018 and is prepared to provide the Staff with additional information.  Thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact Colin O’Beirne, Vice President and Controller, at (832) 796-7570 or the undersigned at (832) 796-6161.

Mr. Brad Skinner

Securities and Exchange Commission

June 7, 2018

Very truly yours,

/s/ JULIAN M. BOTT

Julian M. Bott
Executive Vice President and Chief Financial Officer

cc:	Ms. Nicole Wier, PricewaterhouseCoopers LLP
Mr. Ryan J. Maierson, Latham & Watkins LLP
Mr. John Greer, Latham & Watkins LLP
Mr. Scott Rees, Netherland, Sewell & Associates, Inc.
Mr. Connor Riseden, Netherland, Sewell & Associates, Inc.
Ms. Lauren Vernon, Netherland, Sewell & Associates, Inc.